EXHIBIT 1

Global-Tech

Appliances Inc.

Release:	IMMEDIATE RELEASE

Contact:	Brian Yuen Global-Tech USA, Inc. Tel.: 212-683-3320

Web Page:	http://www.businesswire.com/cnn/gai.shtml

GLOBAL-TECH APPLIANCES ANNOUNCES RESTATEMENT OF FISCAL 2004

AND 2005 RESULTS TO CORRECT NON-CASH ACCOUNTING ERROR

Hong Kong, August 26, 2005 – Global-Tech Appliances Inc. (NYSE: GAI) announced today that it is restating its previously reported financial results for fiscal 2004 and interim periods of fiscal 2005 to correct an accounting error relating to non-cash stock compensation expense for stock options subject to variable accounting. In the fiscal 2005 periods, the restated figures also present reclassifications for royalty expense related to sales of displays.

When preparing its financial statements for fiscal 2005, the Company discovered an error in its previously reported results for its fiscal year ended March 31, 2004 and previously announced fiscal 2005 periods. For fiscal 2004, the Company inadvertently failed to recognize an additional non-cash stock compensation expense of approximately $2.4 million, and as a result the Company did not record a partial reversal of this stock compensation expense in the previously reported fiscal 2005 periods. The error resulted from the failure for the last three quarters of fiscal 2004 and the first three quarters of fiscal 2005 to recognize non-cash compensation expense and income, respectively, related to the application of variable accounting to unexercised stock options issued by the Company in 2000 in an option exchange program. Variable accounting for stock options does not affect cash flows or total shareholders’ equity.

During fiscal 2004, as a result of an increase in the quoted market price of the Company’s stock, the Company’s selling, general and administrative expenses were increased by approximately $2.4 million related to the additional compensation expense, from approximately $16.6 million as reported to $19.0 million as restated, and the net loss increased from approximately $1.6 million, or $0.13 per share, as reported, to $3.9 million, or $0.32 per share, as restated. For the nine months ended December 31, 2004, as a result of the decline in the market price of the Company’s stock during the period, the Company’s selling, general and administrative expenses were decreased by approximately $0.3 million, and the net loss decreased from $11.4 million, or $0.94 per share, as reported, to $11.1 million, or $0.91 per share, as restated. The Company plans to file an amended Form 20-F for fiscal 2004 and an amended Form 6-K with an amended quarterly report for the three and nine months ended December 31, 2004 that will contain the restated financial statements reflecting these changes. It is anticipated that the aggregate non-cash compensation expense reversal related to the stock options for the entire 2005 fiscal year will be approximately $1.2 million.

The Company first generated sales from licensed display products during fiscal 2005. Accordingly, the minimum royalty paid related to these products for fiscal 2005 has been reclassified to cost of goods sold from selling, general and administrative expense. The only impact of this reclassification in the 2005 fiscal interim periods is a change in cost of goods sold, gross profit, and selling, general and administrative expenses, as shown below.

The following tables show the reconciliation between the interim and annual results impacted by the restatements as previously reported in the Company’s quarterly earnings releases since September 30, 2003 and as restated, as well as the impact of the reclassification on the 2005 interim periods.

For the interim periods ended September 30, 2003 and December 31, 2003 and the fiscal year ended March 31, 2004:

	Six Months Ended September 30, 2003		Nine Months Ended December 31, 2003		Fiscal Year Ended March 31, 2004
	(Amounts expressed in thousands of U.S. dollars except per share data)
	As reported	As restated	As reported	As restated	As reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Selling, general and administrative expenses	7,954	8,433	12,394	14,065	16,664	19,019
Operating loss	(520)	(999)	(1,327)	(2,998)	(2,705)	(5,060)
Income (loss) from continuing operations before income taxes	141	(338)	(622)	(2,293)	(1,443)	(3,798)
Net income (loss)	100	(379)	(694)	(2,365)	(1,551)	(3,906)
Basic and diluted earnings (loss) per common share	$0.01	$(0.03)	$(0.06)	$(0.19)	$(0.13)	$(0.32)

For the interim periods ended June 30, 2004, September 30, 2004 and December 31, 2004:

	Three Months Ended June 30, 2004		Six Months Ended September 30, 2004		Nine Months Ended December 31, 2004
	(Amounts expressed in thousands of U.S. dollars except per share data)
	As reported	As restated	As reported	As restated	As reported	As restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of goods sold (Note 1)	8,740	8,864	19,921	20,169	28,845	29,218
Gross profit (Note 1)	1,159	1,035	1,436	1,188	853	480
Selling, general and administrative expenses (Note 2)	4,229	4,045	8,576	8,175	13,037	12,334
Operating loss	(3,070)	(3,010)	(7,140)	(6,987)	(12,184)	(11,854)
Loss from continuing operations before income taxes	(2,824)	(2,764)	(6,680)	(6,527)	(11,411)	(11,081)
Net loss before minority interests	(2,824)	(2,764)	(6,680)	(6,527)	(11,427)	(11,097)
Net loss	(2,824)	(2,764)	(6,680)	(6,527)	(11,422)	(11,092)
Basic and diluted loss per common share	$(0.23)	$(0.23)	$(0.55)	$(0.53)	$(0.94)	$(0.91)

Note 1:	During fiscal 2005, the restated figures reflect a re-classification of approximately $124,000, $248,000 and $373,000 of royalty expense from selling, general and administrative (SG&A) expense to cost of goods sold for the three-, six- and nine-month periods ended June 30, September 30, and December 31, 2004, respectively. The gross profit for each period has been adjusted accordingly. The reclassification results from the Company’s recognition of revenues during these periods from selling display components under the terms of a license, which requires the Company to make royalty payments. Since there were no sales of such goods in prior fiscal years, the minimum royalty payments made were recorded in SG&A expense.

Note 2:	The restated figures for SG&A reflect reversal of non-cash stock compensation expense of approximately $60,000, $153,000 and $330,000 accompanied by the reclassification of royalty expense of approximately $124,000 $248,000 and $373,000 from SG&A to cost of goods sold for the three-, six- and nine-month periods ended June 30, September 30, and December 31, 2004, respectively.

The restatement relates to non-cash compensation expense or reversal thereof resulting from variable accounting for stock options. The restatement impacts the Company’s previously reported balance sheet at the end of each period presented above by decreasing retained earnings and increasing additional paid-in capital in equal amounts based on the amount of compensation expense or reversal. At the end of fiscal 2004, the Company’s retained earnings were approximately $2.4 million lower and its additional paid-in capital was approximately $2.4 million higher than previously reported due to the recognition of non-cash compensation expenses of approximately $479,000, $1,671,000 and $2,355,000, respectively, during the six- and nine-month and annual periods ended September 30, 2003, December 31, 2003 and March 31, 2004.

At the end of the nine-month period ended December 31, 2004, the Company’s retained earnings were approximately $2.0 million lower and its additional paid-in capital was approximately $2.0 million higher than previously reported. This resulted from the recognition of reversal of non-cash compensation expense of approximately $60,000, $153,000 and $330,000, respectively, at the end of each of the three-, six- and nine-month periods ended June 30, 2004, September 30, 2004 and December 31, 2004, that partially offset the accumulated $2.4 million of non-cash stock compensation expense carried forward from fiscal 2004.

The Company is still in the process of finalizing its audit and will release its fiscal 2005 financial results in due course.

Global-Tech is a holding company, owning subsidiaries that manufacture and market a wide range of consumer electrical products worldwide, including floor care products and small household appliances. These products are marketed by customers under brand names such as Black & Decker®, DeLonghi®, Dirt Devil®, Eureka®, GE®, Hamilton Beach®, Kenwood®, Proctor-Silex®, Sanyo®, Sunbeam®, and West Bend®. Global-Tech’s subsidiary, Global Display Limited, is currently developing and introducing a wide range of consumer products incorporating high-definition flat panel displays (FPDs) that utilize liquid crystal display (LCD), plasma display panel (PDP), liquid crystal on silicon (LCOS), optical, and digital display technologies. Lite Array, Inc., another subsidiary of Global-Tech, is developing and introducing a range of display modules utilizing proprietary small molecule organic light emitting diode (OLED) technology for use in electronic devices, such as cellular phones and MP3 players.

Except for historical information, certain statements contained herein are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should,” “estimates,” or variations of such words and similar expressions are intended to identify such forward looking statements. These forward looking statements are subject to risks and uncertainties, including but not limited to, the impact of competitive products and pricing, demand for new and existing products in our core business, the financial condition of the Company’s customers, product demand and market acceptance especially of our new display products, our ability to establish ourselves as a proven and reliable manufacturer of LCD TVs, the success of new product development especially in the area of cellular phone components and solutions, compact camera modules, digital MP3 players and other pending projects, reliance on material customers, suppliers and key strategic alliances, the terms and conditions of customer contracts and purchase orders, availability and cost of raw materials, the timely and proper execution of certain business plans, including the plan to diversify and transform a portion of manufacturing capacity to higher-value, technology-oriented products, currency fluctuations, including the revaluation of the Chinese Renminbi, the imposition by China’s trading partners of economic sanctions and/or protective tariffs on Chinese manufactured goods, uncertainties associated with investments, the regulatory environment, fluctuations in operating results, the impact of changing global, political and economic conditions and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its most recent Report on Form 20-F. The Company does not undertake to update its forward-looking information, or any other information contained or referenced in this press release to reflect future events or circumstances.